Prospectus Supplement No. 1 to Prospectus dated November 4, 2005
Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-114556

theglobe.com, inc.

Supplement No. 1
to
Prospectus Dated November 4, 2005

This is a Supplement to theglobe.com, inc.’s Prospectus, dated November 4, 2005, with respect to the offer and sale of up to 127,396,940 shares of our common stock by the Selling Stockholders listed in the Prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus. You should read this Supplement carefully.

We are not offering or selling any shares of our Common Stock pursuant to this Supplement or the Prospectus.  We will not receive any proceeds from the sale of the shares by the Selling Stockholders. We will, however, receive proceeds if Selling Stockholders pay cash to exercise some or all of the warrants owned by the Selling Stockholders.  We will bear the expenses of the  offering of the shares, except that the Selling  Stockholders will pay any applicable underwriting discounts, brokerage fees or commissions and transfer taxes, as well as fees and disbursements of their counsel and advisors.

Our common stock is traded on the Over-the-Counter Bulletin Board, or OTCBB, under the symbol “TGLO.OB.” On November 4, 2005, the average of the bid and asked price of our common stock on the OTCBB was $.40 per share.

YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS FOR OUR SHARES, WHICH ARE LISTED IN THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be offered under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2005

RECENT EVENTS

As previously reported, on August 10, 2005, theglobe.com, inc. (“theglobe”) entered into an Asset Purchase Agreement with RelationServe Media, Inc. ("RelationServe"), whereby theglobe agreed to sell all of the assets of its subsidiary, SendTec, Inc. (“SendTec”), to RelationServe for $37.5 million in cash, subject to certain adjustments (the “Asset Sale”).  On August 23, 2005 we entered into Amendment No. 1 to the Asset Purchase Agreement with RelationServe (the “1st Amendment” and together with the original Asset Purchase Agreement, the “Purchase Agreement”).  On October 31, 2005, we completed the Asset Sale.  Including adjustments to the Purchase Price (related to excess working capital), we received an aggregate of $39.9 million in cash pursuant to the Asset Sale.  In accordance with the terms of an escrow agreement established as a source to secure theglobe’s indemnification obligations under the Purchase Agreement, $1.0 million of the Purchase Price and an aggregate of 2,272,727 shares of our unregistered common stock (valued at $750,000 pursuant to the terms of the Purchase Agreement based on the average closing price of the stock over the 10 day period preceding the closing) were placed into escrow.  To the extent any of these shares are released to RelationServe, they will be issued in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.  Any shares released from escrow to RelationServe will be entitled to customary “piggy-back” registration rights.

As contemplated by the Purchase Agreement, immediately following the Asset Sale we completed the redemption of approximately 28.9 million shares of our common stock owned by six members of management of SendTec for approximately $11.6 million in cash pursuant to a Redemption Agreement dated August 23, 2005.  Pursuant to a Termination Agreement, we also terminated and canceled certain options and warrants held by these six members of management for approximately $400,000 in cash.  We also terminated the options of a few other non-management employees of SendTec and entered into bonus arrangements with a number of other non-management SendTec employees for amounts totaling approximately $600,000.

On October 4, 2005, Sprint Communications Company, L.P. (“Sprint”) filed a lawsuit in the United States District Court for the District of Kansas against theglobe, our subsidiary, voiceglo Holdings, inc. (“Voiceglo”), and Vonage Holdings Corp. (“Vonage”).  Neither theglobe nor Voiceglo has any affiliation with Vonage.  Sprint alleges that Voiceglo has made unauthorized use of “inventions” described and claimed in seven patents held by Sprint.  Sprint seeks monetary and injunctive relief for this alleged infringement.  Voiceglo has not yet responded to the complaint.  The complaint does not specify which claimed “inventions” allegedly have been used by Voiceglo or what specific activity of Voiceglo is alleged to infringe the asserted patents.  It is not possible to predict the outcome of this litigation with any certainty or whether a decision adverse to theglobe or Voiceglo would have a material adverse affect on our developing VoIP business and the financial condition, results of operations, and prospects of theglobe generally.

We filed Reports on Form 8-K relating to each of the foregoing events.  For information about where you can access these Reports please refer to the section of the Prospectus captioned “Where You Can Find More Information.”

Prospectus Supplement dated November 7, 2005